United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Name of Issuer:   Allegro New Media, Inc.
Title of Class of Securities:   Common Stock
CUSIP Number:  016903106

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Philip R. Smith, Alphi Investment Management Co.  847-405-9595
155 Pfingsten Road, Suite 360, Deerfield, Illinois  60015

Date of Event which Requires Filing of this Statement:
January 8, 1997




CUSIP No. 016903106
Page 2 of 4 Pages

1. Name of Reporting Person          Alphi Fund LP
                                     IRS No. 36-3589366

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [x]

3. SEC Use Only

4. Source of Funds     00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          N/A

6. Citizenship or Place of Organization     Delaware

7. Sole Voting Power         256,245

8. Shared Voting Power             0

9. Sole Dispositive Power    256,245

10. Shared Dispositive Power       0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 256,245

12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)     3.3%

14. Type of Reporting Person     PN




CUSIP No. 016903106
Page 3 of 4 Pages



ONLY THOSE ITEMS WHICH ARE HEREBY REPORTED ARE
AMENDED.  ALL OTHER ITEMS REMAIN UNCHANGED.  ALL
DEFINED TERMS SHALL HAVE THE SAME MEANING AS
PREVIOUSLY ASCRIBED TO THEM IN THE ORIGINAL FILING
OF SCHEDULE 13D, UNLESS OTHERWISE NOTED.

Item 5. Interest in Securities of the Issuer

          (a) On our last filing relating to Software Publishing Corporation ("SPC") on October 28, 1996, there were 12,553,596 Common Shares outstanding, and Alphi owned 1,023,700 which was 8.2% of the Common Shares outstanding. Effective December 27, 1996,
SPC consummated the transactions contemplated by an agreement and plan of reorganization dated as of October 1, 1996 among SPC, Allegro New Media, Inc. ("Allegro"), and SPC Acquisition Corporation
("Sub), a wholly-owned subsidiary of Allegro, pursuant to which Sub was merged with and into SPC (the "Merger"). By virtue of the Merger, Allegro acquired all of the outstanding capital stock of SPC and issued 3,376,300 shares of its common stock to the former stockholders of SPC at a ratio of .26805 shares of Allegro common stock for each share of common stock of SPC. Alphi currently owns 256,245
Shares of Allegro, which is 3.3%, based on 7,840,731 Common
Shares currently outstanding as of January 8, 1997.

          (b) AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 256,245 Shares owned by Alphi. Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 5(a) above.

          (c) During the sixty (60) days preceding the date hereof, Alphi entered into the following transactions relating to Allegro New Media, Inc. on behalf of itself:

Date Bought            Number of Shares         Price

01/08/97                    15,000               4.44

These purchases were open market transactions executed on the NASDAQ National Market System.

          (d) No person other than AIMCO, in its capacity as general partner of Alphi, has the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

          (e)  Not applicable


                               ********************

CUSIP No. 016903106
Page 4 of 4 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:                   January 8, 1997
Alphi Investment Management Company, as general partner,
for Alphi Fund  L.P.
By:  /s/ Philip R. Smith
Philip R. Smith
Secretary of Alphi Investment Management Company,
general partner